Exhibit 99.51

CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011 and 2010

Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Independent Auditor’s Report

To the Shareholders of
Timmins Gold Corp.

We have audited the accompanying consolidated financial statements of Timmins Gold Corporation, which comprise the consolidated balance sheets as at March 31, 2011 and 2010, and the consolidated statements of operations and comprehensive income (loss), statements of shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2011, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Timmins Gold Corp. as at March 31, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2011, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
June 29, 2011
Vancouver, Canada

TIMMINS GOLD CORP.
CONSOLIDATED BALANCE SHEETS
As at March 31,
(in Canadian dollars)

	2011	2010

ASSETS
Current
Cash and cash equivalents	$5,480,840	$2,694,825
Restricted cash (Note 7)	1,716,170	-
Trade and other receivables (Note 3)	4,066,285	6,319,583
Inventory (Note 4)	14,306,562	6,420,154
Prepaid expenses	609,843	655,704
Due from related party (Note 8)	-	92,656
Total current assets	26,179,700	16,182,922

Equipment (Note 5)	27,293,120	24,397,467
Resource properties (Note 6)	60,202,020	41,698,893

Total assets	$113,674,840	$82,279,282
LIABILITIES

Current
Accounts payable and accrued liabilities	$9,241,156	$4,403,822
Vendor loan (Note 7)	1,672,560	1,758,120
Current portion of long term debt (Note 11)	-	8,045,163
Total current liabilities	10,913,716	14,207,105

Future income tax (Note 12)	15,065,549	3,967,061
Long term debt (Note 11)	11,840,168	8,088,563
Other long term liabilities	1,050,942	1,035,590
Asset retirement obligation (Note 10)	1,258,233	929,382
Total liabilities	40,128,608	28,227,701

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	75,158,311	52,271,066
Convertible preference shares	-	13,586,780
Warrants (Note 9)	1,163,625	2,876,305
Contributed surplus	4,216,577	3,773,765
Deficit	(6,992,281)	(18,456,335)

	73,546,232	54,051,581

Total liabilities and shareholders’ equity	$113,674,840	$82,279,282

Commitments and contingencies (Note 16)
Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended March 31,
(in Canadian dollars, except for per share amounts)

	2011	2010	2009

Metal revenues	$84,351,172	$-	$-

Expenses:
Cost of sales (Note 4)	33,821,693	-	-
Depletion and depreciation	7,063,281	236,483	64,046
Asset write down	1,338,978	1,906,519	203,331
Corporate and administrative	5,730,363	3,431,754	2,316,419
Stock-based compensation (Note 9)	1,290,473	971,260	1,050,336

Income (loss) from operations	35,106,384	(6,546,016)	(3,634,132)

Other income (expenses)
Other income	20,036	14,613	346,592
Interest expense	(7,626,101)	(2,559,882)	(341,411)
Loss on embedded derivative	(4,978,659)	(623,426)	-
Foreign exchange gain	611,968	1,098,791	214,170
	(11,972,756)	(2,069,904)	219,351

Income (loss) before income tax expense	23,133,628	(8,615,920)	(3,414,781)

Income tax expense (Note 12)
Current income tax	659,047	-	-
Future income tax	11,010,527	-	-
	11,669,574	-	-

Net income (loss) and comprehensive income (loss)	$11,464,054	$(8,615,920)	$(3,414,781)

Earnings (loss) per share:
Basic	$0.09	$(0.08)	$(0.05)
Diluted	$0.08	$(0.08)	$(0.05)

Weighted average number of shares outstanding:
Basic	129,790,256	112,132,651	70,519,153
Diluted	140,465,519	112,132,651	70,519,153

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended March 31,
(in Canadian dollars)

	2011	2010	2009

OPERATING ACTIVITIES
Net income (loss)	$11,464,054	$(8,615,920)	$(3,414,781)
Items not affecting cash:
Depletion and depreciation	7,063,281	236,483	64,046
Cost of financing charged on warrants	-	(84,564)	-
Non-cash interest charges	12,542,177	916,492	341,816
Stock-based compensation	1,290,473	971,260	1,050,336
Foreign exchange gain	(560,239)	(1,357,893)	(13,242)
Asset write down	1,338,978	1,906,519	203,331
Future income tax	11,010,527	-	-
	44,149,251	(6,027,623)	(1,768,494)
Changes in non-cash working capital items:
Trade and other receivables	2,355,464	(4,865,618)	(70,372)
Inventory	(7,886,408)	(6,338,132)	(82,022)
Prepaid expenses	42,732	(572,445)	(19,786)
Accounts payable and accrued liabilities	4,719,377	2,081,959	217,755
Due from related parties	-	(71,752)	(4,151)

Cash flows provided by (used in) operating activities	43,380,416	(15,793,611)	(1,727,070)

FINANCING ACTIVITIES
Shares issued for cash	6,677,222	19,623,374	21,800,000
Share issue costs	-	(944,688)	(1,087,286)
Issuance of long-term debt	-	15,967,500	-
Repayment of long term debt	(15,875,499)	-	-
Repayment of vendor loan	-	(2,343,212)	-

Cash flows (used in) provided by financing activities	(9,198,277)	32,302,974	20,712,714

INVESTING ACTIVITIES
Purchase of equipment	(5,654,859)	(5,448,787)	(13,413,736)
Restricted cash	(1,716,170)	-
Expenditures on resource properties	(24,018,855)	(9,065,855)	(7,342,846)
Other	(6,240)	-	-

Cash flows used in investing activities	(31,396,124)	(14,514,642)	(20,756,582)

Increase (decrease) in cash and cash equivalents	2,786,015	1,994,721	(1,770,938)

Cash and cash equivalents, beginning of year	2,694,825	700,104	2,471,042

Cash and cash equivalents, end of year	$5,480,840	$2,694,825	$700,104

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
March 31, 2011
(in Canadian dollars, except for share amounts)

			Number of
	Number		Convertible	Convertible				Total
	of Common	Common	Preference	Preference		Contributed		Shareholders’
	Shares	Shares	Shares	Shares	Warrants	Surplus	Deficit	Equity
Balance, April 1, 2008	61,555,454	$27,084,420	-	$-	$147,025	$2,118,039	$(6,425,634)	$22,923,850
Issued:
Pursuant to private placement (Note 9a)	4,000,000	5,000,000	11,000,000	14,300,000	-	-	-	19,300,000
Pursuant to private placement (Note9c)	6,250,000	2,201,750	-	-	298,250	-	-	2,500,000
Stock cancellation (Note 9b)	(75,000)	(11,250)	-	-	-	11,250	-	-
Share issue costs (Notes 9a and c)	-	(359,191)	-	(713,220)	(14,875)	-	-	(1,087,286)
Stock-based compensation	-	-	-	-	-	1,050,336	-	1,050,336
Net loss	-	-	-	-	-	-	(3,414,781)	(3,414,781)
Balance, March 31, 2009	71,730,454	33,915,729	11,000,000	13,586,780	430,400	3,179,625	(9,840,415)	41,272,119
Issued:
Pursuant to private placement (Note 9d)	5,989,500	2,021,008	-	-	374,792	-	-	2,395,800
Pursuant to private placement (Note 9e)	25,873,060	8,359,450	-	-	1,989,774	-	-	10,349,224
Pursuant to exercised options (Note 9)	775,000	833,370	-	-	-	(377,120)	-	456,250
Pursuant to exercised warrants (Note 9)	10,703,500	7,764,026	-	-	(1,341,926)	-	-	6,422,100
Share issue costs (Notes 9d and e)	-	(769,542)	-	-	(175,146)	-	-	(944,688)
Warrants issued on financing (Note 9)	-	-	-	-	1,745,436	-	-	1,745,436
Reclassification of warrants exercised in prior years	-	147,025	-	-	(147,025)	-	-	-
Stock-based compensation	-	-	-	-		971,260	-	971,260
Net loss	-	-	-	-		-	(8,615,920)	(8,615,920)
Balance, March 31, 2010	115,071,514	52,271,066	11,000,000	13,586,780	2,876,305	3,773,765	(18,456,335)	54,051,581
Issued:
Pursuant to exercised options (Note 9)	1,540,000	1,776,177	-	-	-	(847,661)	-	928,516
Pursuant to exercised warrants (Note 9)	9,352,680	7,524,288	-	-	(1,712,680)	-	-	5,811,608
Conversion of preference shares (Note 9a)	11,000,000	13,586,780	(11,000,000)	(13,586,780)	-	-	-	-
Stock-based compensation	-	-	-	-	-	1,290,473	-	1,290,473
Net income	-	-	-	-	-	-	11,464,054	11,464,054
Balance, March 31, 2011	136,964,194	$75,158,311	-	$-	$1,163,625	$4,216,577	$(6,992,281)	$73,546,232

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (the “Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties The Company is listed on the Toronto Stock Exchange, trading under the symbol TMM.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) and are reported in Canadian dollars.

b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) together referred to as the “Subsidiaries”. All significant inter-company balances and transactions have been eliminated on consolidation.

c)	Use of estimates and measurement uncertainty

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant areas that involve estimates by management include the valuation of stock based compensation, the valuation of resource properties, the valuation and accretion of asset retirement obligations, the depletion and depreciation of resource properties and equipment, the valuation of inventories, the valuation of accrued liabilities, the valuation of the embedded derivative related to the gold loan, and the valuation allowance of future income tax assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

d)	Cash and cash equivalents

The Company considers deposits in banks, certificates of deposit, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

e)	Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the following methods:

Computer equipment	45% declining balance method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% - 20% declining balance method
Vehicles	25% declining balance method
Mine equipment and buildings	Units of production method
Machinery and equipment	Units of production method

The costs of mine equipment and buildings are amortized based on the units of production method over management’s estimate of proven and probable reserves when commercial production commences.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Inventories

The Company predominantly produces two minerals including gold and silver and inventories consist of ore in stockpiles, ore in process, finished goods, and supplies. These inventories are valued at the lower of cost and net realizable value after consideration of additional processing, refining and transportation costs. For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

(i) Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

(ii) Ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per tonne.

(iii) Ore in process inventory

The recovery of gold and silver is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory.

(iv) Finished goods inventory

Finished goods inventory consists of gold, silver, and dore bars, and is valued at the lower of cost and net realizable value.

g)	Income taxes

Future income taxes are recorded using the asset and liability method. Using this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company provides a valuation allowance against those assets to the extent that it does not consider it more likely than not they will be recovered. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of resource properties and equipment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Annually, or when events or circumstances indicate the carrying amount may not be recoverable, the Company reviews the carrying value of its resource properties and equipment. The recoverability of the book value of each property is assessed for indicators of impairment such as adverse changes to the estimated recoverable ounces of gold and silver, estimated future commodity prices, and estimated expected future operating costs, capital expenditures and reclamation expenditures. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mining interests and the related deferred costs are recorded do not necessarily reflect present or future values.

i)	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. As such, the subsidiaries’ financial statements were prepared in Mexican pesos, and translated into Canadian dollars using the temporal method. Any conversion differences have been reported as exchange gains or losses in the statement of operations. The temporal method involves translating assets, liabilities, revenues and expenses in a manner that retains their basis of measurement in terms of the Canadian dollar, the parent company’s reporting currency. Under this method:

	i)	Monetary items are translated at the exchange rate in effect at the balance sheet date;

	ii)	Non-monetary items, principally the resource properties, are translated at historical exchange rates; and

	iii)	Revenue and expenses are translated at the average rates of exchange during the period, other than depletion and amortization which are translated at historical rates.

j)	Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings (loss) per common share considers the potential exercise of all outstanding options using the treasury stock method. This assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market price for the year.

k)	Resource properties and depletion

The Company capitalizes the cost of acquiring, maintaining, exploring and developing resource properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and the costs of abandoned properties are written-off in the period in which that decision is made by management. Proceeds received on the sale of interests in resource properties will be credited to the carrying value of the properties, with any excess included in operations. Write-offs due to impairment in value are charged to operations.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is in the process of exploring and developing many of its other resource properties and has not yet determined the amount of reserves available. Management reviews the carrying value of resource properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of write-offs and recoveries.

Mining costs associated with stripping activities in an open pit mine are capitalized if they represent a betterment to the mineral property in that access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. Capitalized stripping costs are amortized over the life of the deposit benefiting from the stripping using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

On April 1, 2010 the Company concluded that the San Francisco Mine had achieved a rate of production sufficient for it to be classified as being in commercial production.

l)	Revenue recognition

Revenue is earned primarily from the sale of refined metal or dore containing gold and silver. Revenue is recognized when the dore or refined metal is delivered to the purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal sold and title has transferred. During the commissioning period prior to April 1, 2010, proceeds from the sale of gold and silver were applied as a reduction to the construction and commissioning costs.

m)	Stock-based compensation

The Company accounts for options granted under its stock option plan using the fair value based method of accounting. Accordingly, the fair value of the options at the date of the grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

n)	Financial instruments and comprehensive income

The Company designated its cash and cash equivalents as held-for-trading, of which is measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, the vendor loan, and the gold loan are classified as other financial liabilities. The Company did not have held-to-maturity instruments during the years ended March 31, 2011 and 2010. The gold loan is amortized using the effective interest method and it contains an embedded derivative within it which is carried at fair value and at each reporting period the Company will revalue the embedded derivative and any gains or losses will be charged to earnings.

Asset / Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payables and other long-term liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities	Amortized cost
Embedded gold derivative	Held-for-trading	Fair value

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in net income (loss) in the period incurred.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

o)	Asset retirement obligations

The Company recognizes contractual, statutory and legal obligations associated with the retirement of resource properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for asset retirement obligations is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost will be amortized as an expense over the economic life of the related asset, once production of that asset commences. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability could be increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

p)	Interest capitalized

Interest has been capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings.

q)	Reclassification

The comparative financial statements have been reclassified to conform to the presentation of the current year financial statements; specifically the Statement of Operations has been amended following the commencement of commercial operations at the San Francisco Mine on April 1, 2010.

r)	New accounting pronouncements

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

In 2010, the Company’s management began assessing the impact of the adoption of IFRS. The Company will adopt IFRS and will commence reporting under these standards for the period beginning April 1, 2011, with April 1, 2010 date of transition (the “Transition Date”). Comparative periods for fiscal 2011 will also be restated under IFRS.

IFRS 1 “First-time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retroactively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. Accordingly, the Company will also provide a reconciliation of previously disclosed comparative period financial statements prepared in accordance with Canadian GAAP to IFRS.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

3.	TRADE AND OTHER RECEIVABLES

	2011	2010

Trade receivable - gold sales	$626,301	$2,525,135
Value added taxes receivable	3,171,051	3,458,079
Other	268,933	336,369
	$4,066,285	$6,319,583

4.	INVENTORY

The major components of the Company’s inventory balances are as follows:

	2011	2010

Ore in process	$10,447,704	$4,056,326
Finished goods	607,574	-
Supplies	3,251,284	2,363,828
	$14,306,562	$6,420,154

The Company began commercial production on April 1, 2010. Cost of sales for the year ending March 31, 2011 is as follows:

2011

Costs of mining	$25,054,726
Crushing and gold recovery costs	11,572,148
Mine site administration costs	3,902,986
Transport and refining	290,784
Net change in inventory	(6,998,951)
$33,821,693

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

5	EQUIPMENT

		Accumulated
As at March 31, 2011:	Cost	Depreciation	Net Book Value

Building	$127,833	$22,863	$104,970
Computer equipment	343,705	182,766	160,939
Leasehold improvements	8,259	7,433	826
Mine equipment and buildings	28,692,134	2,499,782	26,192,352
Office furniture and equipment	516,652	87,975	428,677
Vehicles	715,231	309,875	405,356
	$30,403,814	$3,110,694	$27,293,120

		Accumulated
As at March 31, 2010:	Cost	Depreciation	Net Book Value

Computer equipment	$249,097	$105,932	$143,165
Machinery and equipment	23,578,788	29,931	23,548,857
Leasehold improvements	8,259	5,781	2,478
Office furniture and equipment	325,595	49,894	275,701
Vehicles	598,743	171,477	427,266
	$24,760,482	$363,015	$24,397,467

Mine equipment and buildings, and a portion of the machinery and equipment, were not amortized during the prior period as they had not been put into use as commissioning of the mine had not been completed prior to the beginning of the year. During the year ended March 31, 2011, a total of $nil (2010 - $53,443, 2009 - $52,711) of machinery and equipment, and vehicles amortization expenses was allocated to development expenditures on the San Francisco Property.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

6.	RESOURCE PROPERTIES

	2009	Additions	2010	Additions	2011

SAN FRANCISCO (Note 6a)
Property payments	$18,496,561	$3,030,569	$21,527,130	$873,190	22,400,320
Claim maintenance	395,057	70,712	465,769	105,798	571,567
Total acquisition and holding costs	18,891,618	3,101,281	21,992,899	978,988	22,971,887

Admin and camp costs	634,764	50,505	685,269	153,899	839,168
Drilling and field work	3,338,115	1,351,558	4,689,673	5,212,884	9,902,557
Engineering/ prefeasibility	487,648	36,412	524,060	1,193	525,253
Development expenditures	3,694,816	5,821,768	9,516,584	15,482,073	24,998,657
Salaries and consulting	1,516,427	622,769	2,139,196	1,243,066	3,382,262
Deferred exploration costs	9,671,770	7,883,012	17,554,782	22,093,115	39,647,897
Depletion and amortization	-	-	-	(4,218,499)	(4,218,499)
TOTAL SAN FRANCISCO	28,563,388	10,984,293	39,547,681	18,853,604	58,401,285

EL CAPOMO (Note 6b)
Claim maintenance	73,414	70,595	144,009	81,961	225,970
Total acquisition/holding costs	73,414	70,595	144,009	81,961	225,970

Admin and camp costs	12,864	213	13,077	32	13,109
Drilling and field work	41,555	2,169	43,724	495	44,219
Salaries and consulting	185,711	26,222	211,933	11,840	223,773
Deferred exploration	240,130	28,604	268,734	12,367	281,101
TOTAL EL CAPOMO	313,544	99,199	412,743	94,328	507,071

COCULA (Note 6c)
Property payments	146,315	197,384	343,699	131,784	475,483
Claim maintenance	30,733	4,269	35,002	18,525	53,527
Write-off of acquisition costs	-	-	-	(529,010)	(529,010)
Total acquisition/holding costs	177,048	201,653	378,701	(378,701)	-

Admin and camp costs	21,047	5,248	26,390	6,483	32,873
Drilling and field work	354,469	5,346	359,720	27,217	386,937
Salaries and consulting	304,126	65,696	369,822	20,336	390,158
Write off of deferred exploration	-	-	-	(809,968)	(809,968)
Deferred exploration	679,642	76,290	755,932	(755,932)	-
TOTAL COCULA	856,690	277,943	1,134,633	(1,134,633)	-

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

6.	RESOURCE PROPERTIES (continued)

	2009	Additions	2010	Additions	2011

EL PICACHO (Note 6d)
Property payments	46,122	30,161	76,283	28,351	104,634
Claim maintenance	36,918	17,557	54,475	16,048	70,523
Total acquisition/holding costs	83,040	47,718	130,758	44,399	175,157

Admin and camp costs	139	36	175	222	397
Drilling and field work	12,962	266	13,228	7,483	20,711
Salaries and consulting	20,267	10,202	30,469	6,254	36,723
Deferred exploration	33,368	10,504	43,872	13,959	57,831
TOTAL EL PICACHO	116,408	58,222	174,630	58,358	232,988

OTHER PROPERTIES (Note 6e)
Property payments	178,969	249,411	428,380	187,395	615,775
Claim maintenance	63,207	89,863	153,070	126,491	279,561
Write-off of acquisition costs	-	(436,763)	(436,763)	-	(436,763)
Total acquisition/holding costs	242,176	(97,489)	144,687	313,886	458,573

Admin and camp costs	50,814	12,976	63,790	19,265	83,055
Drilling and field work	973,458	47,824	1,021,282	203,705	1,224,987
Engineering/ prefeasibility	6,120	5,624	11,744	-	11,744
Salaries and consulting	436,490	217,626	654,116	94,614	748,730
Write off of deferred exploration	-	(1,466,413)	(1,466,413)	-	(1,466,413)
Deferred exploration	1,466,882	(1,182,363)	284,519	317,585	602,104
TOTAL OTHER PROPERTIES	1,709,058	(1,279,852)	429,206	631,471	1,060,676

Total acquisition/holding costs	19,467,296	3,323,758	22,791,054	1,040,533	23,831,587
Total deferred exploration	12,091,792	6,816,047	18,907,839	21,681,093	40,588,932
Depletion and amortization	-	-	-	(4,218,499)	(4,218,499)
RESOURCES PROPERTIES
NET BOOK VALUE	$31,559,088	$10,139,805	$41,698,893	$18,503,127	$60,202,020

Resource properties include properties under exploration and development which are non-depletable and the San Francisco property which began commercial production April 1, 2010 with net book values as follows:

	2011	2010

Non-depletable resource properties	$1,800,735	$41,698,893
Depletable resource property (Note 6a)	58,401,285	-
	$60,202,020	$41,698,893

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

6.	RESOURCE PROPERTIES (continued)

a)	San Francisco Property

The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2. These concessions, constituting a relatively large parcel for Timmins, are located in Santa Ana, Sonora, Mexico and are included in the San Francisco Property. This property began commercial operations April 1, 2010, while the Company continues to conduct and incur some exploration and development costs which are being capitalized.

b)	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

c)	Cocula Property

On July 18, 2007, the Company finalized an option agreement to acquire the Cocula Property in Jalisco, Mexico. The terms of the option agreement require the Company to make a final payment of US$1,050,000 on or before July 18, 2011. During the year ended March 31, 2011 management determined that they will not proceed with the final option payment on this property and cumulative expenditures totaling $1,338,978 were written off.

d)	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement requires the Company to make a final payment of US$1,395,000 on December 11, 2011.

The vendor will retain a 1.5% net smelter return interest, which is limited to US$1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay US$500,000 for every half per cent (0.50%), to a maximum of US$1,500,000.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the Picacho area.

e)	Other Properties

In November 23, 2010 the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn its interest the Company is required to make payments of up to US$2 million at various dates up to January 2015.

On November 24, 2010 the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. To earn its interest the Company is required to make payments of up to US$1 million and incur exploration expenditures of up to US$2 million at various dates up to November 2013.

The Company has received title to the Santa Maria del Oro claim in Jalisco, Onesimo claims in Mazapil-Conception del Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

On June 19, 2007, the Company entered into an option agreement to acquire a 100% interest in the Tequila property located in Jalisco, Mexico. The terms of the agreement, amended on December 11, 2008, required the Company to pay a total of US$2,000,000 over 42 months. Prior to March 31, 2010, the Company decided to terminate further work on the Tequila property and the agreement has been cancelled. All expenditures on this property were written off in the year ending March 31, 2010.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

7.	VENDOR LOAN AND RESTRICTED CASH

Under the San Francisco Property Acquisition Agreement signed in 2007 (the “Acquisition Agreement”), the Company was required to purchase certain mine equipment and buildings from the vendor for US $4,025,000 (or $4,237,200). Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010, without interest. As a result, the full acquisition price of the US dollar denominated debt had been discounted at an annualized rate of 6.775% to reflect the implied interest rate, resulting in an interest charge in the years ended March 31, 2010 and 2009 of $249,894 and $242,655 respectively. The balance remained unpaid to the vendor after March 11, 2010 due to mutual deferrals and extenuating circumstances as noted below. The balance outstanding as at March 31, 2011 and 2010 is $1,672,560 and $1,758,120 respectively.

During the year ended March 31, 2011, an order was issued by Mexico Tax Administration Service (“SAT”) requiring the Company to directly pay amounts owed under the Acquisition Agreement to SAT rather than to the vendor through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to SAT. During January 2011, the order was overturned by a Mexican tax court, which was subsequently appealed by SAT and unresolved as at March 31, 2011. The Company is confident in its position to reclaim the funds and has commenced the proceedings necessary to return the restricted funds held by a commercial Mexican bank and payment to the vendor is expected to be made when the funds are returned to the Company within the next twelve months. As at March 31, 2011 the translated Canadian dollar value of the restricted cash was $1,716,170. See Note 18 for more details.

8.	RELATED PARTY TRANSACTIONS

During the year ended March 31, 2011, the Company entered into the following transactions with related parties:

a)	The Company incurred $409,368 (2010 - $190,685; 2009 - $30,657) of geological and consulting fees and $nil (2010 - $165,000 2009 - $nil) of bonuses to directors and officers of the Company.

b)	The Company paid $64,800 (2010 - $ 96,400; 2009 - $55,200) as consulting fees to its Chief Financial Officer.

c)

For the year ended March 31, 2011, the Company incurred $nil (2010 - $92,656) for rent and administrative expenses on behalf of a company that formerly had directors in common for the year ended March 31, 2011. As of March 31, 2011 the company was no longer a related party. As of March 31, 2011 $79,200 (2010 - $92,656) is due from this company.

The transactions with related parties were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the parties.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

9.	SHARE CAPITAL

	Authorized:	unlimited number of common shares without par value

unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

a)

During the year ended March 31, 2009, the Company closed a private placement financing with an investment fund totalling $19,300,000. The financing occurred in two stages. The first stage, closed on June 10, 2008, consisted of 4,000,000 common shares at a price of $1.25 per share for gross proceeds of $5,000,000. The second stage closed on July 14, 2008, and consisted of 11,000,000 special warrants at a price of $1.30 per special warrant for total proceeds of $14,300,000. Each special warrant was exercisable without payment of any additional consideration into a unit consisting of one convertible preference share and a 0.318 convertible share purchase warrant for a total of 3,500,000 warrants. Each whole convertible share purchase warrant was exercisable into one convertible preference share at a price of $1.50 per share, on or before October 1, 2008. A total $871,239 of share issue costs were incurred in connection with this private placement.

On September 30, 2008, all 11,000,000 units were exercised into 11,000,000 convertible preference shares and 3,500,000 warrants. On October 1, 2008, all the warrants expired. The convertible preference shares were convertible into one common share of the Company without payment of any additional consideration. On September 13, 2010, 11,000,000 convertible preferred shares were exercised and converted to 11,000,000 common shares.

b)	On January 13, 2009, the Company cancelled 75,000 escrow shares at a price of $0.15 per share. The stock value of $11,250 was transferred to contributed surplus.

c)

On March 16, 2009, the Company closed the first tranche of a non-brokered private placement, which consisted of 6,250,000 units at a price of $0.40 per unit for total gross proceeds of $2,500,000. Each unit consists of one common share and one half share purchase warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $0.60 until March 16, 2010. A fair value of $298,250 was assigned to the warrants and was determined using the Black-Scholes model. The assumptions used were a risk-free interest rate of 1.12%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company paid $200,000 of finder’s fees in connection to this private placement, and share issue costs of $16,047 were incurred.

d)

On April 21, 2009, the Company closed a second tranche of a private placement (the first tranche closed in June 2008). This tranche consisted of 5,989,500 units at a price of $0.40 per unit, for gross proceeds of $2,395,800. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until April 21, 2010. A fair value of $374,792 was assigned to the warrants and was determined using the Black-Scholes. The assumptions used were a risk-free interest rate of 0.98%, an expected life of one year, annualized volatility of 120%, and a dividend rate of 0%. The Company incurred expenses of $207,514 related to this offering.

e)

On June 17, 2009, the Company closed the third tranche of the non-brokered private placement. This tranche consisted of 25,873,060 units at a price of $0.40 per unit, for gross proceeds of $10,349,224. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at an exercise price of $0.60 per share until June 17, 2010. A fair value of $1,989,774 was assigned to the warrants and was determined using the Black-Scholes. The assumptions used were a risk-free interest rate of 1.27%, an expected life of one year, annualized volatility of 125%, and a dividend rate of 0%. The Company incurred expenses of $737,174 related to this offering.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

9.	SHARE CAPITAL (continued)

Options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive stock options granted to any one individual. Options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over a period of twelve months.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price

Outstanding, April 1, 2008	5,962,500	$0.62
Granted	850,000	0.71
Forfeited	(550,000)	0.71

Outstanding, March 31, 2009	6,262,500	$0.62
Granted	2,800,000	1.00
Exercised	(775,000)	0.59
Expired	(337,500)	0.50

Outstanding, March 31, 2010	7,950,000	0.77
Exercised	(1,540,000)	0.67
Expired	(375,000)	0.96
Cancelled	(160,000)	0.54

Outstanding and exercisable, March 31, 2011	5,875,000	$0.78

Stock options outstanding at March 31, 2011 are as follows:

		Number
	Number of Options	of Options	Exercise
Expiry Date	Outstanding	Exercisable	Price

July 25, 2011	800,000	800,000	$0.35
May 11, 2012	1,325,000	1,325,000	$0.70
July 18, 2012	100,000	100,000	$0.50
November 27, 2012	1,225,000	1,225,000	$0.75
November 13, 2014	2,150,000	2,150,000	$1.00
November 27, 2014	275,000	275,000	$1.00
	5,875,000	5,875,000

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

9.	SHARE CAPITAL (continued)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Outstanding, April 1, 2008	-	-
Issued	3,125,000	$0.60
Outstanding, March 31, 2009	3,125,000	0.60
Issued	18,931,280	0.63
Exercised	(10,703,500)	0.60
Outstanding, March 31 ,2010	11,352,780	0.65
Exercised	(9,352,680)	0.62
Expired	(100)	0.60
Outstanding, March 31, 2011	2,000,000	$0.80

Warrants outstanding at March 31, 2011 expire on January 26, 2012.

Stock-based compensation

The total fair value of stock options recognized as an expense during the year ended March 31, 2011 was $1,290,473 (2010 - $971,260; 2009 - $1,050,336). There were no option grants in the year ended March 31, 2011.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted for the years ending March 31, 2010 and 2009:

	2010	2009
Risk-free interest rate	2.02%	1.96%
Expected life of options or contractual life	5 years	2 years
Expected volatility	103%	105%
Dividend rate	0.00%	0.00%
Weighted average grant date fair value	0.84	0.36

The fair value of each option award and warrant is estimated on the date of grant and issuance respectively using the Black-Scholes option valuation model that uses the assumptions noted in the table above. Expected volatilities are based on historical volatility of the Company’s stock, and other factors. The Company uses historical data to estimate option exercise pattern within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes of options. The expected term of options granted represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behaviour. The expected term of outstanding warrants are based on the contractual life assigned per their underlying agreement. The risk-free rate is based on the Canadian government bonds rate.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

10.	ASSET RETIREMENT OBLIGATIONS

	2011	2010
Balance, beginning of the year – April 1,	$929,382	$222,236
Accretion	64,722	13,465
Effect of foreign exchange	(48,233)	(43,402)
Change in estimate	312,362	737,083

Balance, end of the year, March 31,	$1,258,233	$929,382

The asset retirement obligations consist of mine closure, reclamation and retirement obligations for mine facilities and infrastructure.

During each of the years ended March 31, 2011, 2010, and 2009, the Company reassessed its asset retirement obligation estimate based on an independent technical report and to reflect the additional liability incurred with the commencement of mining operations. The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is US$1,381,379 ($1,424,690) (2010 – US$1,041,244 ($1,057,487)), which has been discounted using a credit-adjusted interest rate of 6.674% (2010 – 6.674%). All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash balances at the time of the mine closure.

11.	LONG TERM DEBT

On January 22, 2010, the Company issued US $15 million in principal amount of gold-linked notes (the “Gold Loan”) to Sprott Asset Management LP. Included with the notes was an aggregate of 3 million share purchase warrants allowing the holder to acquire common shares of the Company at a price of $0.80 for up to 24 months. (The warrants were valued at $1,830,000.) The proceeds received have been recorded separately for the warrants and for the resulting debt and at issuance, the debt was recorded at US$13,361,213 ($14,137,500).

The Gold Loan is to be repaid in 12 monthly installments commencing in September 2010. Each monthly payment will be the US$ cash equivalent of 1,667 ounces of gold. In addition, the Company has guaranteed the holders of the Gold Loan to receive a minimum payment over the term of the loan of US$18,375,000 ($18,275,775). The loan is secured by among other things, a first charge on the assets of MdN. After evaluating the expected payments to be made, and after considering the separate recognition of the warrants referred to above, the debt is recorded at a discount to its face value.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the $US denominated debt instrument (the “Embedded Derivative”). This derivative is the equivalent of a series of 12 USD/Gold forward contracts which mature on each of the principal dates. As a result, the value of the loan is revalued each period to recognize the change in value of the derivative with changes in the value being recorded as interest expense. In addition, the debt discount is amortized using the effective interest method to each of the scheduled principal payment dates.

For the year ended March 31, 2011, $12,418,015 (2010 - $1,996,226, 2009 - $nil) of expense was recorded on the debt including $7,439,356 interest expense (2010 - $1,372,800 interest capitalized to mineral property, 2009 - $nil) and $4,978,659 (2010 - $623,426, 2009 - $nil) loss on embedded derivative fair value.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

11.	LONG TERM DEBT (continued)

Alternative financing for the Gold Loan was being evaluated during the year ended March 31, 2011 with the balance being repaid subsequent to year end and new long term financing attained (see Note 18 for more details). Consequently the balance as at March 31, 2011 was classified as non-current.

		2011	2010
	Accreted principal amount	$9,041,164	$15,510,300
	Embedded derivative fair value	2,799,004	623,426
		$11,840,168	$16,133,726

		2011	2010
	Current	$-	$8,045,163
	Long-term	11,840,168	8,088,563
		$11,840,168	$16,133,726

12.	INCOME TAXES

Rate changes

In late 2009, the Mexican government enacted tax reform that included a 2% increase in corporate taxes that increased the rate from 28% to 30%. The tax rate in Mexico is scheduled to reduce to 28% in 2014. Also, included in this tax reform was the introduction of a minimum flat tax levied at the rate of 17.5% on cash flows of Mexican corporations. A company doing business in Mexico must pay the greater of the general corporate income tax or the flat tax.

Rate reconciliation

The Canadian statutory combined federal and provincial income tax rate for the fiscal year ended March 31, 2011 was 28.0% (2010 – 29.6% 2009 – 30.1%) . A reconciliation of the income tax at statutory rates compared to reported income tax expense is as follows:

	2011	2010	2009
Income (loss) before income tax expense	$23,133,628	$(8,615,920)	$(3,414,781)

Expected income tax expense (recovery)	$6,477,416	$(2,455,537)	$(1,058,582)
Effect of different tax rates in foreign jurisdiction	826,173	(35,146)	40,602
Non-deductible expenses	3,777,766	516,767	333,089
Benefit of recognizing previously unrecognized loss carry forwards	(894,194)	-	-
Impact of difference in functional and tax currencies	(714,119)	-	-
Difference in future and current tax rates	(262,220)	-	-
Valuation allowance	2,458,741	1,973,916	684,891
Total income tax expense	$11,669,574	$-	$-

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

12.	INCOME TAXES (continued)

The significant components of the Company's future income tax assets and liabilities at March 31, 2011 and 2010 are as follows:

	2011	2010
Future income tax assets:
Non-capital loss carry forwards	$5,277,369	$8,378,872
Other credits and tax assets	1,251,186	-
Share issuance costs	389,467	285,529
Future income tax assets	6,918,021	8,664,401
Valuation allowance	(6,918,021)	(4,095,560)
Net future income tax assets	-	4,568,841

Future income tax liabilities:
Mineral property book value in excess of tax value	(15,065,549)	(8,535,902)

Net future income tax liability at March 31	$(15,065,549)	$(3,967,061)

The Company has available non-capital losses in Canada and Mexico, for deduction against future taxable income, of approximately $17.5 million (2010 - $11.2 million, 2009 - $4.8 million) and $3.2 million (2010 - $17.4 million, 2009 – $6.4 million), respectively. These losses, if not utilized, will expire through to 2031. Future tax benefits which may arise as a result of these non-capital losses have been offset by a valuation allowance in the entities where commercial production has not commenced.

The Company has the following non-capital losses for income tax purposes which may be used to reduce future taxable income in Canada and Mexico:

Expiry	Canada ($)	Mexico ($)
2015	-	8,501
2016	-	78,270
2017	-	150,794
2018	-	1,113,511
2019	-	1028,413
2020	-	468,060
2021	-	368,768
2022 - 2025	-	-
2026	119,783	-
2027	748,500	-
2028	2,151,870	-
2029	1,880,637	-
2030	4,194,815	-
2031	8,411,596	-

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash financing and investing transactions were as follows:

	2011	2010	2009
Fair value of warrants issued for financings	$-	$2,364,566	$295,250
Converted preferred shares to common shares	13,586,780	-	-

During the years ended March 31, 2011 the Company paid $nil (2010 – $nil, 2009 - $nil) relating to income tax and $nil (2010 – $nil, 2009 - $nil) interest expense.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Categories of financial assets and liabilities

In accordance with GAAP, financial instruments are classified into one of the five following categories: held-for- trading, financial assets and liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. Cash and cash equivalents are designated as held-for-trading and their carrying value approximates fair value as they are cash or they are readily convertible to cash in the normal course. Accounts receivable and amounts due from related parties are classified as loans and receivables. Their carrying value approximates fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Accounts payable, the vendor loan, and the Gold Loan and other long term liabilities are classified as other financial liabilities. The fair value of the accounts payable and the vendor loan approximate their carrying value due to the short-term nature of the obligations. The embedded gold loan derivative is a held-for-trading instrument that is measured at fair value. The fair value of the Gold Loan at March 31, 2011 was $11,205,750 (2010 - $19,913,434) and was calculated using a discounted cash flow analysis using market-based assumptions.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1- quoted prices in active markets for identical assets or liabilities;

Level 2- inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3- inputs for the asset or liability that are not based upon observable market data.

At March 31, 2011, the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet at fair value. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2
Cash and cash equivalents	$5,480,840	$-
Restricted Cash	1,716,170	-
Embedded Derivative	-	2,799,004

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At March 31, 2011, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 3 in the fair value hierarchy above. The Gold Loan is recognized in two components with the debt host instrument recorded at its accreted principal amount. The Embedded Derivative, which is classified as a held-for-trading instrument, is recorded in addition to the principal and is recorded at fair value.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

b)	Derivative financial instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market prices of gold and silver and foreign exchange rates. As at March 31, 2011, the Company had not entered into any such derivative contracts.

c)	Risk management

The Company’s operations consist of the acquisition, exploration and development of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and commodity price risks. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

(i) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of IVA from the Mexican tax authorities and for any gold and silver sales and related receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At March 31, 2011, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. Cash and short term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(ii) Commodity price risks

Beginning with the commissioning of the San Francisco Mine, the Company is exposed to price risk associated with the volatility of the market price of commodities and in particular gold and silver and also to many consumables that are used in the production of gold and silver dore. The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

The Company has entered into a gold loan arrangement to partially finance the resumption of mining activities at the San Francisco Mine. As repayment of this obligation is referenced to the spot price of gold, any increase in the price of gold will increase the cost of borrowing related to this financing. For example, at March 31, 2011 for each $100 per ounce increase in the price of gold, the cost of repaying this obligation will increase by $883,500 over its 18 month term to maturity.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(iii) Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans. Although the Company has transitioned to the operating stage with metal revenues and net cash from operations in the year ending March 31, 2011, no assurance may be given that external financing will be available should the Company’s Board of Director determine that such financing will be necessary. The Company’s overall liquidity risk has decreased since the San Francisco mine was placed into commercial production April 1, 2010 due metal sales and positive cash flows in the year.

(iv) Currency risk

The Company is exposed to the currency risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in United States (“US”) dollars and large portion of its operating costs are incurred in US dollars under a US denominated vendor contract. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Mexican peso would have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

The sensitivity of the Company’s net income and comprehensive income for the year ended March 31, 2011 due to changes in the exchange rate for each of the Mexican peso and US dollar in relation to the Canadian dollar is summarized in the following table expressed as an increase/decrease in the net income and comprehensive income for each 10% appreciation/depreciation in the peso against the Canadian dollar:

Mexican Peso	Appreciation	Depreciation
Net income and comprehensive income	$ (707,703)	$ 707,703

US Dollar	Appreciation	Depreciation
Net income and comprehensive income	$ 3,677,344	$ (3,677,344)

(v) Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has limited short term investments. In addition, the Company has and may incur additional interest bearing debt obligations. The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks. In addition, in January, 2010, the Company entered into a gold loan and increases in the price of gold will increase the effective borrowing cost of this obligation (see Commodity price risk). The Company has chosen not to hedge its exposure to changes in the price of gold with respect to the gold loan.

(vi) Fair value disclosures

The carrying values of cash and cash equivalents, amounts receivable, prepaid expenses, and accounts payable approximate their fair value based on their short term nature. The carrying value of the vendor loan approximates its fair value as it has been discounted at an interest rate approximating current market rates. The carrying value of the gold loan approximates fair value as it has been amortized using the effective interest method and its embedded derivative is fair valued at each reporting period.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

15.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated shareholders’ equity and long term debt.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern. Although the Company has completed private placements, it will still need to target sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions to assure continuation of the Company’s exploration and development programs. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements should the Company be unable to secure sufficient additional financing in the future and therefore be in a position to realize its assets and discharge its liabilities in the normal course of business.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maintain or adjust its capital structure the Company may issue new shares or debt. The Company is not subject to any externally imposed capital requirements.

16.	COMMITMENTS AND CONTINGENCIES

a)	The Company has lease commitments for office premises and equipment, which require future minimum lease payments for the fiscal years ended as follows:

2011	$ 106,270
2012	13,520

The lease commitments include a guarantee provided by the Company for the office premises at its corporate office.

b)

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The outcome of this matter is not determinable. The maximum potential remittance is approximately $477,649; however, the Company believes it is more probable than not that it will have substantive defenses against any claims.

c)

On March 1, 2011, the Company re-entered into a consulting agreement with Grandich Publications, LLC (“Grandich”). Grandich is paid a monthly fee of US$2,000. The agreement was for a period of twelve months.

d)

The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA). Under the Peal contract, the Company is responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at $1,050,942 (2010 - $1,035,590).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

17.	SEGMENTED INFORMATION

The Company primarily operates and produces in one reportable operating segment, being the acquisition, exploration and development of resource properties located in two geographical segments, Canada and Mexico. Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective. As of March 31, 2011, all of the Company’s operating and capital assets are located in Mexico except for approximately $0.8 million (2010 - $1.0 million) of cash and other current assets.

On April 1, 2010 the Company began commercial production and began recording metal revenues. During the year ended March 31, 2011 the Company had sales agreements with two major customers which constitute 100% of metal revenues. However, due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods. Select results of operations by geographic region were as follows:

Year ended March 31, 2011	Mexico	Canada	Consolidated
Metal revenues	$84,351,172	$-	$84,351,172
Operating expenses	42,679,568	6,565,220	49,244,788
Income (loss) from operations	41,671,604	(6,565,220)	35,106,384
Other income (expenses)	2,814,890	(14,787,646)	(11,972,756)
Income (loss) before taxes	$44,486,494	$(21,352,866)	$23,133,628

Year ended March 31, 2010	Mexico	Canada	Consolidated
Metal revenues	$-	$-	$-
Operating expenses	2,143,002	4,403,014	6,546,016
Loss from operations	(2,143,002)	(4,403,014)	(6,546,016)
Other income (expenses)	1,055,619	(3,125,523)	(2,069,904)
Loss before taxes	$(1,087,383)	$(7,528,537)	$(8,615,920)

Year ended March 31, 2009	Mexico	Canada	Consolidated
Metal revenues	$-	$-	$-
Operating expenses	267,377	3,366,755	3,634,132
Loss from operations	(267,377)	(3,366,755)	(3,634,132)
Other income	115,009	104,342	219,351
Loss before taxes	$(152,368)	$(3,262,413)	$(3,414,781)

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(in Canadian dollars)

18.	SUBSEQUENT EVENTS

a)	From April 1, 2011 to June 28, 2011, 100,000 options with an exercise price of $0.50 and 100,000 options with an exercise price of $100 were exercised.

b)

In June, 2011 the Company repaid the Gold Loan, with proceeds received from a new $18 million debt agreement with Sprott Resource Lending Partnership, LP. Subsequent to year end, the Company had not made any of the scheduled payments on the Gold Loan and all amounts due were paid on the refinancing date. After repaying the amounts due under the Gold Loan, the borrowings from the debt agreement increased working capital by $5.6 million. The new debt agreement is repayable in full in July 2012 and bears interest at 1% per month.

c)

In May 2011, a Mexican appellate court judgment was issued confirming that the garnishment order laid down by SAT was illegally imposed and the Company started administrative process to release the $1.7 million funds noted as restricted funds on the financial statements. See note 7 for more information.

d)	Subsequent to March 31, 2011, the Company signed a lease for its new Vancouver-based headquarters. Payments are approximately $17,000 per month and the lease extends for 60 months.